FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015.

Commission File Number: 001-32001

Aptose Biosciences Inc.

(Translation of registrant's name into English)

5955 Airport Road, Suite 228
Mississauga, ON
L4V 1R9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

99.1	Press Release dated June 22, 2015 - Aptose Biosciences to Present at the 10th Annual JMP Securities Life Sciences Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc. (Registrant)
Date: June 22, 2015	/s/ GREGORY K. CHOW Gregory K. Chow Senior Vice President and Chief Financial Officer